Exhibit 21.1
SUBSIDIARIES OF
TESORO LOGISTICS LP

Subsidiary	Jurisdiction of Organization
Tesoro Alaska Logistics LLC	Delaware
Tesoro High Plains Pipeline Company LLC	Delaware
Tesoro Logistics Operations LLC	Delaware
Tesoro Trucking Operations LLC	Delaware